Exhibit 99.139

BITFARMS LTD.

18 King Street East, Suite 902
Toronto, ON M5C 1C4

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Common Shares”) of Bitfarms Ltd. (the “Corporation”) will be held virtually on June 25, 2021, at 1:30 p.m. (Toronto time) for the following purposes, all as more particularly described in the enclosed management information circular (the “Circular”):

(a)	to receive the Corporation’s financial statements for the year ended December 31, 2020 and the report of the auditors thereon;

(b)	to elect the directors of the Corporation for the ensuing year;

(c)	to appoint the auditors and to authorize the directors to fix their remuneration;

(d)	to consider, and if deemed advisable, to pass, with or without variation, an ordinary resolution to ratify, confirm and approve the by-law no. 3, in respect of the advance notice requirements for nominations of directors by Shareholders in certain circumstances;

(e)	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to ratify, confirm and approve the by-law no. 4, in respect of the forum for complaints asserting a cause of action under the U.S. Securities Act of 1933;

(f)	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to approve the Corporation’s 10% rolling long term incentive plan for the ensuing year;

(g)	to consider, and if thought advisable, pass, with or without variation, a special resolution authorizing the Corporation to make an application for the continuance of the Corporation under the Business Corporations Act (Ontario); and

(h)	to transact such further and other business as may be properly brought before the Meeting or any adjournment or postponement thereof.

The board of directors (the “Board”) has fixed April 28, 2021 as the record date (the “Record Date”) for determining the Shareholders who are entitled to receive notice of and vote at the Meeting. Only Shareholders whose names have been entered in the registers of the Corporation as at the close of business on the Record Date will be entitled to receive notice of and vote at the Meeting.

In an effort to mitigate the risks associated with COVID-19, and to preserve the health and safety of our communities, shareholders, employees and other stakeholders, we are inviting Shareholders to participate in the Meeting by accessing the virtual meeting platform at URL: https://virtual-meetings.tsxtrust.com/1118, Password: bitfarms2021, Meeting ID: 1118. Participants should join at least ten (10) minutes prior to the scheduled start time. Shareholders will have an equal opportunity to participate at the Meeting through this method regardless of their geographic location. We encourage Shareholders to not attend the meeting in person due to risks related to COVID-19. We will also take additional precautionary measures in relation to the physical Meeting, limiting access to essential personnel, registered Shareholders and proxy holders entitled to attend and vote at the Meeting. We highly recommend Shareholders vote their Common Shares prior to the meeting.

Voting

All Shareholders may attend the Meeting in person or be represented by proxy. Shareholders who do not plan on attending the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it in the envelope provided. To be effective, the enclosed form of proxy or voting instruction form must be deposited with TSX Trust Company by mail delivery at 301 – 100 Adelaide Street West, Toronto, Ontario M5H 1S3, or by facsimile at (416) 595-9593. In order to be valid and acted upon at the Meeting, the duly-completed form of proxy must be received prior to 1:30 p.m. (Toronto time) on June 23, 2021 (the “Proxy Deadline”), or be deposited with the Secretary of the Corporation before the commencement of the Meeting or of any adjournment thereof. Notwithstanding the foregoing, the Chair of the Meeting has the discretion to accept proxies received after such deadline.

A “beneficial” or “non-registered” Shareholder will not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his/her/its broker; however, a beneficial Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Only Shareholders as of the Record Date are entitled to receive notice of and vote at the Meeting.

If you are a non-registered holder of Common Shares and have received these materials through your broker, custodian, nominee or other intermediary, please complete and return the form of proxy or voting instruction form provided to you by your broker, custodian, nominee or other intermediary in accordance with the instructions provided therein.

Shareholders are reminded to review the Circular before voting.

DATED this 28th day of April, 2021.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Nicolas Bonta”

Nicolas Bonta
Chairman of the Board of Directors